American Equity Investment Life Holding Company 5000 Westown Parkway, Suite 440 West Des Moines, IA 50266 (515) 457-1824 (515) 221-0744 FAX	June 8, 2006

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         American Equity Investment Life Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 001-31911

Dear Mr. Rosenberg:

We are responding to the verbal comments you gave us as a follow-up to your letter of April 21, 2006 with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2005.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Deferred Policy Acquisition Costs and Deferred Sales Inducements, page 36

The after tax adjustments to the combined balance of deferred policy acquisition costs and deferred sales inducements resulting from changes in our estimated gross profits were approximately 1% of consolidated net income in each of 2005 and 2004, and 0% in 2003.

A 10 percent increase or decrease in estimated gross profits is a reasonably possible scenario. We will confirm this fact and provide a discussion of the sensitivity of such reasonably possible changes in our future filings. For fiscal year ended December 31, 2005, the disclosure would be:

There were no changes in our estimated gross profits in 2005, 2004 or 2003 that resulted in significant adjustments to the combined balance of deferred policy acquisitions costs and deferred sales inducements. If estimated gross profits for all future years on business in force at December 31, 2005 were to increase by a reasonably possible amount of 10%, our combined balance for deferred policy acquisition costs and deferred sales inducements at December 31, 2005 would increase by $23.8 million. Correspondingly, a reasonably possible 10% decrease in estimated gross profits for all future years would result in a $26.7 million decrease in the combined December 31, 2005 balances.

Financial Condition

Liquidity of Parent Company, page 47

We hereby confirm that we will provide the table of contractual obligations gross of reinsurance in future filings.

Please let us know if you have additional questions or comments.

Very truly yours,

/s/ Wendy L. Carlson

Wendy L. Carlson